flowr™ MC

FLOWR CEO VINAY TOLIA APPOINTED TO BOARD OF DIRECTORS

FLOWR ALSO ANNOUNCES APPOINTMENT OF INDEPENDENT TRADING GROUP, INC.

MARKHAM, ONTARIO, October 25, 2018 – The Flowr Corporation ("Flowr" or "the Company") **(TSXV: FLWR)**, a Canadian Licensed Producer of premium cannabis products, announced today that the Company's CEO, Vinay Tolia, will join its Board of Directors effective October 26, 2018, replacing David Towill, who will step down from the Board effective October 26, 2018.

"We are grateful to David for his contributions and guidance during the early stages of building Flowr and our transition to a public company," said Steve Klein, Flowr's Chairman and Chief Strategist. "We wish him success in his future endeavors."

Mr. Tolia was an early investor in Flowr and served as an advisor to the Company before being named CEO in September 2018. He brings deep knowledge of the cannabis industry and extensive financial and deal-making experience to the role. Previously, he was the managing member of Bengal Capital Trading LLC, a derivatives trading firm with a focus on listed equity options, and held roles with investment banking firm Peter J. Solomon Company and hedge fund Midtown Capital. Mr. Tolia attended the University of Michigan where he obtained a BA in economics and BSE in Industrial and Operations Engineering.

Independent Trading Group Inc. (ITG): Based in Toronto, Canada, ITG will be providing market maintenance services to Flowr in compliance with the policies and guidelines of the TSX Venture Exchange, and other applicable legislation. ITG will trade shares of Flowr on the TSX Venture Exchange for the purposes of maintaining a reasonable market and improving the liquidity of Flowr's shares. Flowr has agreed to pay ITG CAD$5,000 per month during the term of the agreement between the parties. The agreement between ITG and Flowr is for a minimum of three months, and it may be terminated by either party on 30 days written notice. The agreement is principally for the purposes of maintaining market stability and liquidity for Flowr's common shares. There are no performance factors contained in the agreement between ITG and Flowr, and ITG will not receive any shares or options from Flowr as compensation for services it will render. As at the date hereof, ITG does not have any ownership interest in Flowr.

About Flowr

The Flowr Corporation (TSXV: FLWR), through its subsidiaries, is a vertically integrated Canadian cannabis company focused on the natural science of cannabis. With head offices in Markham, ON and production in Kelowna, BC, Flowr builds and operates large-scale, GMP designed cultivation facilities utilizing its own patented growing systems. Flowr's investment in research and development is expected to enable its cultivation team to supply patients with consistent, high-quality medicinal cannabis. With a sense of craftsmanship and a spirit of innovation, Flowr is also well positioned with a line of premium quality cannabis products for the upcoming adult-use market.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:
Steve Klein
Chairman & Chief Strategist

Contacts

Media
Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Alex Dann: +1 416.464.4067, adann@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: the facilities described herein, Flowr being well positioned with a line of premium quality cannabis products for the upcoming adult-use market, Flowr's investment in research and development enabling its cultivation team to supply patients with consistent, high quality medicinal cannabis, statements with respect to Flowr's management team, the agreement between ITG and Flowr and other factors. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Flowr's management and are based on assumptions and subject to risks and uncertainties. Although Flowr's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to Flowr's inability to construct the facilities described herein, or in the time anticipated, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company's business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr's products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr's securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr's products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure

to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr's products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr's filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

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